Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞  盛  醫  藥  集  團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA TO PRESENT DATA FROM MULTIPLE TRIALS AT 2026 ASCO ANNUAL MEETING,

INCLUDING THREE RAPID ORAL PRESENTATIONS

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that six abstracts from clinical studies of three key drug candidates have been selected for presentation at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting. With three abstracts selected for rapid oral presentations and three abstracts selected for poster presentations, these data highlight the global innovation and clinical value of Ascentage Pharma’s portfolio, inclusive of Olverembatinib (HQP1351), the first third-generation BCR-ABL inhibitor approved in China; Lisaftoclax (APG-2575), the first approved China-developed Bcl-2 selective inhibitor; and Alrizomadlin (APG-115), an MDM2-p53 inhibitor.

The ASCO Annual Meeting showcases cutting-edge research in clinical oncology and advanced cancer therapies and is the world’s most prominent scientific gathering in the oncology community. This year’s ASCO Annual Meeting will take place both online and in person at McCormick Place in Chicago from May 29, 2026 to June 2, 2026 (US local time).

The clinical studies from Ascentage Pharma to be presented at this year’s ASCO Annual Meeting are as follows:

Rapid oral presentations

Olverembatinib (HQP1351) combined with blinatumomab in patients with lymphoid blast phase chronic myeloid leukemia (CML-LBP) or Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+ BCP-ALL)

●	Abstract number: 6513

●	Format: Rapid oral presentation

●	Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: May 30, 2026, 1:15 – 2:45 p.m., US Central Time (May 31, 2026, 2:15 – 3:45 a.m., Beijing Time)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, Texas, US

Updated efficacy and safety of Olverembatinib (HQP1351) as second-line therapy in patients with chronic-phase chronic myeloid leukemia (CP-CML)

●	Abstract number: 6510

●	Format: Rapid oral presentation

●	Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: May 30, 2026, 1:15 – 2:45 p.m., US Central Time (May 31, 2026, 2:15 – 3:45 a.m., Beijing Time)

●	First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Alrizomadlin (APG-115) alone or in combination with lisaftoclax (APG-2575) for the treatment of pediatric patients with relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs)

●	Abstract number: 10012

●	Format: Rapid oral presentation

●	Session Title: Pediatric Oncology II

●	Date and Time: May 30, 2026, 8:00 – 9:30 a.m., US Central Time (May 30, 2026,

9:00 – 10:30 p.m., Beijing Time)

●	First Author: Yizhuo Zhang, MD, Department of Pediatric Oncology, Sun Yat-sen University Cancer Center, State Key Laboratory of Oncology in South China, Collaborative Innovation Center for Cancer Medicine, Guangzhou, China

Poster Presentations

Updated clinical and translational results of Olverembatinib (HQP1351) in patients with succinate dehydrogenase (SDH)-deficient tumors

●	Abstract number: 11539

●	Format: Poster presentation

●	Session Title: Sarcoma

●	Date and Time: June 1, 2026, 1:30 – 4:30 p.m., US Central Time (June 2, 2026, 2:30 – 5:30 a.m., Beijing Time)

●	First Author: Haibo Qiu, MD, PhD, Sun Yat-sen University Cancer Center; State Key Laboratory of Oncology in South China Collaborative Innovation Center for Cancer Medicine, Sun Yat-sen University Cancer Center, Guangzhou, China

A phase 3 study of Olverembatinib (HQP1351) in patients with chronic-phase chronic myeloid leukemia: POLARIS-2 trial in progress

●	Abstract number: TPS6608

●	Format: Poster presentation

●	Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: June 1, 2026, 9:00 a.m. – 12:00 p.m., US Central Time (June 1, 2026, 10:00 p.m. – Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

●	First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, Texas, US

A global multicenter, open-label, randomized, phase 3 registrational study of Lisaftoclax (APG-2575) in previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL): GLORA trial in progress

●	Abstract number: TPS7101

●	Format: Poster presentation

●	Session Title: Hematologic Malignancies – Lymphoma and Chronic Lymphocytic Leukemia

●	Date and Time: June 1, 2026, 9:00 a.m. – 12:00 p.m., US Central Time (June 1, 2026, 10:00 p.m. – Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

●	First Author: Matthew Steven Davids, MD, Dana-Farber Cancer Institute

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We may not be able to ultimately develop and market Alrizomadlin (APG-115) successfully.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, April 22, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.

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